VARIABLE LIFE INSURANCE COMPANY

DISABILITY BENEFIT RIDER

PAYMENT OF PREMIUMS IN EVENT OF INSURED’S TOTAL DISABILITY AS DEFINED AND LIMITED

We agree, subject to the terms and conditions of this Rider and the policy, to pay the Premiums required to keep the policy from being deemed to be in default in accordance with Section 7 of the policy on receipt at our Home Office of due proof of the Insured’s total disability at the time proof is given and that the total disability:

(1)	Began between the policy anniversaries nearest the Insured’s 5th and 65th birthdays while the policy and this Rider were in full force; and

(2)	Has been continuous for at least 6 months.

This Rider is made a part of the policy to which it is attached. If this Rider is issued subsequent to delivery of the policy, the consideration for issuance of the Rider is: (a) the application for this Rider, a copy of which is attached to and made a part of this policy; and (b) payment of any additional premium we may require because of the issuance of this Rider. The Date of Issue of this Rider is as provided in Section 1 of the policy.

The payment of any Premium under this Rider will not reduce payments under the policy.

TOTAL DISABILITY DEFINED

“Total disability” means such incapacity of the Insured as a result of bodily injury or disease that:

(a) For the first 24 months: he or she is able to perform none of the duties of his or her occupation or employment for pay or profit; and

(b) After the first 24 months: he or she is able to perform none of the duties of any occupation or employment for pay or profit for which he or she is reasonably fitted by education, training or experience.

We will deem as “total disability” the total and irrecoverable loss by the Insured of: (a) the sight of both eyes; or (b) the use of both hands or both feet or of one hand and one foot.

BEGINNING OF PERIOD OF PAYMENT OF PREMIUMS AND AMOUNT OF PAYMENTS

Premiums will be paid for the period of continuous total disability which starts with the next policy month after the later of: (a) the date total disability began; or (b) the date 1 year before written notice of claim is received.

Any Premiums paid other than by us during the period for which Premiums are paid that were required to be paid to keep the policy from being deemed to be in default will be refunded. No adjustment will be made to the Account Value as a result of this refund. We may pay a refund due the Insured to a person who we judge to be responsible for the welfare of the Insured.

The first Premium payment under this Rider will include all amounts that would have been paid from the beginning of the period of payment of Premiums if written notice of disability had been received before the next Processing Date after disability began less any Premiums refunded. On each subsequent Processing Date until the end of the period of payment of Premiums, a premium will be paid in an amount of one twelfth of the Required Premium determined in accordance with Section 6 of the policy and any additional amount that is required on such Processing Date to keep the policy from being deemed to be in default.

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During the period of payment of Premiums:

(1)	The Basic Account Value component (a) (ii) is equal to the Guaranteed Death Benefit divided by the applicable Death Benefit Factor shown in Section 2; and

(2)	Recalculation of Base Policy Premium will occur only on the Annual Processing Date nearest the Insured’s 70th birthday, or 10 years after issue if later.

END OF PERIOD OF PAYMENT OF PREMIUMS

The last date to which we will pay Premiums will be the earlier of the dates in (1) and in (2), if applicable:

(1)	The earliest of the dates when: (i) the disability ends, and (ii) proof of continued total disability is not given when required, and (iii) the Insured fails to be examined when required.

(2)	In the even the total disability starts on or after the policy anniversary nearest the Insured’s 60th birthday, the day before the anniversary nearest his or her 65th birthday.

EXCEPTIONS AND EXCLUSIONS

No Premiums will be paid:

(1)	If the total disability begins within 2 years after the date of issue of this rider and results from an injury sustained or a disease contracted before such date of issue;

(2)	If the total disability has ceased or the Insured has died prior to receipt of due proof of total disability;

(3)	If the total disability results wholly or partially from: (a) willfully and intentionally self-inflicted injury; or (b) service in an armed force of an international body, or a country or group of countries at war whether declared or undeclared;

(4)	If the due proof is not received before this Rider terminates; but failure to give due proof in the time required will not void or reduce a claim if: (a) it was not reasonably possible to give proof in the time required; and (b) due proof is given as soon as reasonably possible; and (c) due proof is given no later than 1 year after the date is otherwise required, except in the absence of legal capacity’

(5)	During any policy years for which the component of Required Premium Target described in Section 6 of the policy is zero.

WRITTEN NOTICE OF CLAIM

Written notice of claim may be filed with us to determine the beginning of the period for which benefits are provided; but no benefit will start until we receive the required due proof.

In any case in which written notice is filed more than 1 year after the disability began, benefits will start as if notice had been filed within 1 year. But it must be shown that it was furnished as soon as was reasonably possible.

PROOF OF CONTINUANCE OF TOTAL DISABILITY

We shall have the right to require proof of continued total disability at reasonable intervals after receipt of due proof. After the policy anniversary nearest the Insured’s 65th birthday, no proof will be required if the period of total disability began before and has been continuous since the policy anniversary nearest the Insured’s 60th birthday.

As part of any proof, the Insured may be required to be examined by a medical examiner named by us at our expense.

INCONTESTABILITY

This Rider shall be incontestable after it has been in force during the lifetime of the Insured and without the occurrence of the total disability of the Insured, for 2 years from its date of issue except for nonpayment of premium. The date of issue is shown on page 3 of the policy.

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DISCONTINUANCE ON REQUEST

This Rider may be discontinued as of any Processing Date on receipt of written notice and presentation of the policy for adjustment to us at our Home Office before the Processing Date and before the Insured’s death.

TERMINATION

This Rider will terminate on the earliest of:

a. The lapse, exchange or termination of the policy; or

b. The payment or application of the Surrender Value; or

c. The date this Rider is discontinued on request; or

d. The Insured’s death or the policy anniversary nearest the Insured’s 65th birthday except for benefits for total disability which began before the policy anniversary nearest the Insured’s 60th birthday.

Signed for the Company at Boston, Massachusetts.

President	Secretary

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